SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

BEIJING
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APORE
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ONTO
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02042527

July 9, 2002

By Hand Delivery

JUL 10 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated June 17, 2002, announcing the launch by the AGF Group of a capital increase reserved for employees.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

John-André Felitti

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

7/15

PADOCS01/110102.2

JUL 1 0 2002

Paris, 17 June 2002

PRESS RELEASE

The AGF Group launches a capital increase reserved for employees.

The AGF Group is offering its direct employees and most employees of its subsidiaries the opportunity to subscribe to a capital increase reserved especially for them. In so doing, AGF aims to strengthen ties with its employees, help them identify directly with the group's future development and results, and give them the chance to improve the return on their savings.

This extensive programme will encompass 13 countries and include around 30,000 employees. It is dedicated to employees of the French and non-French companies in the AGF Group that belong to the Group Employee Savings Plan ("*Plan d'Epargne Groupe*"), provided local legislation allows them to participate.

A maximum of 3,694,847 new shares will be created, representing – assuming the programme is fully subscribed – around 2% of the capital of the Group.

The reference price was set at 51,60 euros on 14 June 2002, based on the opening prices of the 20 prior trading days. The subscription price was set on 14 June 2002 at 41,28 euros, i.e. at the reference price less 20%.

In France, employees can choose one of following two subscription methods or any combination of them: straight share purchase, *"AGF actions classic"* and dynamic purchase, *"AGF actions plus"*. Subscriptions will be lodged in a Group Savings Plan.

The subscription period will run from 17 June to 3 July 2002 inclusive.

The amounts collected will be invested in two employee savings funds created especially for the programme. The investments will be subject to a five-year lock-up period, extending until 14 August 2007, unless certain personal events occur, as provided by law. The new funds will be managed by Crédit Lyonnais Asset Management.

The capital increase will take place on 14 August 2002. At the close of the transaction, employees will hold around 3% of the capital of the AGF Group.

The transaction has been fully described in a final prospectus (*"note d'opération définitive"*) and has received COB visa number 02-744 on 14 June 2002.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25	jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99	marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28	vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97	augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62	micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09	davidse@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45	cimatti@agf.fr

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.